Annual Report

Cover Page

Name of issuer:

AKT Pictures LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CA
Date of organization: 3/14/2018

Physical address of issuer:

4329 Van Nuys Blvd. Suite 5
Sherman Oaks CA 91403

Website of issuer:

http://en.aktpictures.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$66,912.00	$598.00
Cash & Cash Equivalents:	$66,912.00	$598.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$3,600.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$861.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:		
Net Income:	$21,619.00	$1,476.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question
and any notes, but not any instructions thereto, in their entirety. If disclosure in
response to any question is responsive to one or more other questions, it is not
necessary to repeat the disclosure. If a question or series of questions is
inapplicable or the response is available elsewhere in the Form, either state that it is
inapplicable, include a cross-reference to the responsive disclosure, or omit the
question or series of questions.

Be very careful and precise in answering all questions. Give full and complete
answers so that they are not misleading under the circumstances involved. Do not
discuss any future performance or other anticipated event unless you have a
reasonable basis to believe that it will actually occur within the foreseeable future. If
any answer requiring significant information is materially inaccurate, incomplete or
misleading, the Company, its management and principal shareholders may be liable
to investors based on that information.

THE COMPANY

1. Name of issuer:

AKT Pictures LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing
reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar
status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Akemi Kozu Tosto	CEO	AKT Pictures	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Akemi Kozu Tosto	President	2018
Akemi Kozu Tosto	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Akemi Kozu Tosto	Membership Interest	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Cautionary Note Regarding Forward-Looking Statements

The disclosures herein contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact but instead represent only our management's current beliefs regarding future events. By their nature, forward-looking statements involve inherent risks, uncertainties and other important factors that may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events or the non-occurrence of anticipated events. Forward-looking statements include, without limitation, statements concerning future plans, objectives, goals, projections, strategies, events or performance, and underlying assumptions and other statements related thereto. Statements preceded by, followed by or that otherwise include the words "anticipates," "appears," "are likely," "believes," "estimates," "expects," "foresees," "intends," "plans," "projects" and similar expressions or future or conditional verbs such as "would," "should," "could," "may," or "will," or the negatives thereof, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Important factors that could cause actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements include, without limitation, the risks and uncertainties described under "Risk Factors" below from 2 - 15.

No operating history. We were formed as a limited liability company in 2018 and we have no history upon which an evaluation of our prospects and future performance can be made. Our previous operations are unrelated to our future intended operations and are therefore not indicative of our future success. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the inception of a business operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase significantly for the near future. There can be no assurances that we will ever operate profitably. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company. Furthermore, past performance by our management and production teams and their affiliates is not a guarantee that we will become profitable or be able to successfully consummate production of the picture.

Limited operating scope. The business of our company is based upon the development and monetization of a single film. Our company does not intend to engage in operations other than those relating to the production of such film. Accordingly, all of the business prospects of our company rely on the successful monetization of a single film. If such film is not successfully produced or is not popular with consumers and audiences, you may lose all of your investment.

Future fundraising may affect the rights of investors. In order to fully fund our business plan, the Company may raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. We may procure debt financing secured by the assets of the Company, including the film rights. Such amounts would be reduced from our revenues in calculating any net profits and our ability to generate or pay investors may therefore be contingent upon first repaying any such debt and contractual obligations.

We may end up with insufficient funds to continue operations. We may not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we might cease operations and you may lose your investment. Even if we raise the total amount we are seeking, such amount may be insufficient for our operating needs and we might need to raise more funds in the future. The terms of such potential future offerings may result in a diminishment in the value of your investment because later investors might get better terms.

We have broad discretion in the application of the proceeds from the offering. Our management has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of our company will be substantially dependent upon the discretion and judgment of our management with respect to the application and allocation of the net proceeds hereof.

We may not generate sufficient revenues, or any revenues, that would enable you to recover your investment or make a profit. The business of the Company is based upon the development and monetization of a single film property. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations we have or will enter into, including payments of royalties, licensing fees, production fees and other expenses. The payment of all such expenses will need to occur before we generate any net profits that may be distributed to investors.

Filmmaking is a complicated and technical endeavor and, often, unforeseen difficulties will arise, causing budget and scheduling overruns. The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry inherently involves a substantial degree of risk. Commercial success is primarily determined by broad distribution and audience reaction, which is often unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as the availability of talent and crew, available channels of distribution, competition, general socioeconomic conditions, political events, pandemics, wars, acts of terrorism and other events over which we may have no control.

We will rely on third parties for production and monetization of our film. We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, and other service providers for production and monetization of our products. These third parties may give more time and attention to other filmmakers who are better funded or better known. Finding third party partners can also be time consuming and result in delays and increased costs to the film project.

Competition. We face competition with respect to any film that we develop or commercialize. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in the production and marketing of films, and thus may be better equipped than us to develop and commercialize films. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. In general, demand for films is highly correlated with general economic conditions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which our film will be shown may adversely impact our consolidated financial results.

Piracy. The piracy of our content, products or other intellectual property poses a significant challenge for us. Technological developments, such as the production of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in markets in the world that lack effective copyright and technical legal projections or enforcement measures, and illegitimate operators based on these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of our content, products and intellectual property or the products we license from others could result in a reduction of the revenues we receive from the legitimate licensing and distribution of our content and products. We devote substantial resources to protect our content, products and intellectual property, but there can be no assurance that our efforts to enforce our rights and combat piracy will be successful.

We are dependent upon our management and production teams and their departure could adversely affect our ability to operate. Our operations are dependent upon a relatively small group of individuals and in particular, Akemi Kozu Tosto, our sole managing member. We believe that our success depends on the continued service of such persons. In addition, our management and productions teams are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities. The unexpected loss of the services of one or more of such persons could have a detrimental effect on us.

The impact of the COVID-19 global pandemic could materially and adversely affect our business, financial condition and results of operations. The impact of disruptions associated with the ongoing COVID-19 global pandemic and measures to prevent its spread and mitigate its effects both domestically and internationally, and the resulting unprecedented economic uncertainty, affect the Company in a number of ways. We cannot accurately predict when theaters will be open, production will be possible or if and when our content will be released.

We also may not be able to predict if we will be able to obtain insurance coverage for production if there are additional disruptions associated with COVID-19 or similar pandemics.

An investment in our company is speculative. Investors hereby may not realize a return on their investment and could lose their investment. Investors should carefully review all materials provided in connection with the offering and these risk factors and consult with their attorneys, tax advisors, and/or business advisors prior to investing.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk

Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AKT Pictures LLC, an independent motion pictures company, produces a feature film currently entitled "When I Was a Human: the Movie."

In 5 years, we hope the film will have generated substantial revenue worldwide with an income stream that continues to generate suitable annuities for investors.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

AKT Pictures LLC was incorporated in the State of California in March 2018.

Since then, we have:

- The project is based on a critically acclaimed short film in global distribution. = Successful proof of concept

- Successfully completed and raised $81.242 on the equity crowdfunding platform Wefunder.

- The script for the project earned a high mark, scored by Hollywood professional writers on the independent film marketplace, Slated.com.

- Hollywood star attachments announced.

- Worldwide sales representative acquired.

- Hollywood/Japan joint production = International connections

- Relations with studios domestic and overseas, including WB, Universal, Sony Pictures, and Netflix.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $861 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in the fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $66,912, including $66,912 in cash. As of December 31, 2020, the Company had $598 in total assets, including $598 in cash.

- *Net Income.* The Company has had net income of $21,619 and net income of $1,476 for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $3,600 for the fiscal year ended December 31, 2021, and $0 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds." We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the Offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this Offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this Offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AKT Pictures LLC's cash in hand is $66,912 as of December 2021. Over the last three months, revenues have averaged $298/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,996/month, for an average burn rate of $7,698 per month. Our intent is to be profitable in 24 months.

Increased staffing levels, Hired a Casting Director, Producer's Assistant, and Marketing Director.

In the next 2-3 months, our main expenditure is expected to increase for attaching key talent, cast, and crew, averaging $10,000 a month. Once the principal cast is in place, we need $770,000 in capital to complete principal photography.

The film is projected to be profitable approximately one to two years after completion and distribution. We anticipate seeing a revenue stream by the end of 2023.

We have been fiscally wise about the start-up fund we raised and still have a reserve to finish the current project packaging process. The executive producer team from Slated.com and the worldwide sales agent from Buffalo 8 are standing by to complete the project's financing as soon as we have principal cast members locked in.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these Instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Akemi Kozu Tosto, certify that:

(1) the financial statements of AKT Pictures LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of AKT Pictures LLC included in this Form reflects accurately the information reported on the tax return for AKT Pictures LLC filed for the most recently completed fiscal year.

Akemi Kozu Tosto
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://en.aktpictures.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Akemi Kozu Tosto

Appendix E: Supporting Documents

    AKT_Operating_Agreement_1.12.21.pdf
    Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird AKT Pictures Funding Agreement

AKT Pictures Funding Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Akemi Kozu Tosto

Appendix E: Supporting Documents

AKT_Operating_Agreement_1.12.21.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AKT Pictures LLC

By

Akemi K. Tosto

Executive Producer & Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Akemi K. Tosto

Executive Producer & Director
6/6/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.